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                              Filed by Prosperity Bancshares, Inc.
                              Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: Paradigm Bancorporation, Inc. Commission File No: 333-46364


The following press release was issued by Prosperity Bancshares, Inc. on May 2, 2002:


                      [LOGO OF PROSPERITY BANCSHARES, INC.]


PRESS RELEASE                                     For more information contact:
                                                                 David Hollaway
                                                        Chief Financial Officer
Prosperity Bancshares, Inc.(SM)                                    979.543.2200
4295 San Felipe                              davidhollaway@prosperitybanktx.com
Houston, Texas 77027

                                                                   Dan Rollins
                                                          Senior Vice President
                                                                   713.693.9300
                                                danrollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE


                         PROSPERITY BANCSHARES, INC.(SM)
                                   TO ACQUIRE
                          PARADIGM BANCORPORATION, INC.

                 Prosperity Bank to increase presence in Houston
                     Will have 29 locations in Houston CMSA

HOUSTON, May 2, 2002. Prosperity Bancshares, Inc. (Prosperity) (Nasdaq: PRSP) and Paradigm Bancorporation, Inc., Houston, Texas (Paradigm) announced today that they have signed a definitive agreement pursuant to which Paradigm will be merged into Prosperity. The transaction solidifies Prosperity's presence in the Houston metropolitan market, and is a logical extension of Prosperity's geographic franchise across Southeast Texas.

Paradigm is privately held and is the bank holding company of Paradigm Bank Texas, which
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operates a total of eleven (11) banking offices - six (6) in metropolitan
Houston and five (5) in the nearby Southeast Texas cities of Dayton, Galveston, Mont Belvieu, and Winnie. As of December 31, 2001, Paradigm had total assets of $259.3 million, loans of $170.8 million, deposits of $232.4 million and shareholders' equity of $18.1 million.

Under terms of the agreement, Prosperity will issue approximately 1.29 million shares of its common stock for all outstanding shares of Paradigm. Based on the closing price of Prosperity's stock on Wednesday, May 1, 2002 of $32.09, the transaction values Paradigm at $41.4 million.

The merger, which is expected to be tax-free to Paradigm shareholders, has been approved by the Board of Directors of both companies. The transaction is expected to close before September 30, 2002 and is subject to approval by Paradigm shareholders, as well as customary regulatory approvals. Operational integration is anticipated to begin during the fourth quarter of 2002.

Prosperity expects that the merger will be accretive to earnings one year after operational integration. This estimate does not consider any anticipated revenue enhancements that may be realized from the merger.

"This merger continues our string of material acquisitions and the combination will create a $1.6 billion regional community bank with market capitalization of approximately $300 million. It significantly increases our asset base in metropolitan Houston - one of the fastest growing metropolitan areas in the nation, and provides us with an opportunity to enhance our revenues and earnings over the next several years," commented David Zalman, Chief Executive Officer and President of Prosperity.

"Paradigm Bank Texas has a formidable presence in the fast growing markets of north Houston. This merger is an excellent geographic fit with our existing franchise and will increase our ability to provide our style of people-to-people banking within the Houston market," commented Zalman. "As we continue to strive to build our loan to deposit ratio, the addition of over 10 experienced lenders to our team should prove to be advantageous for our bank."

"The combination of our organizations will further our strategic goals of maintaining consistently strong earnings growth by leveraging our product and service capabilities over an expanded customer base," added David Hollaway, Prosperity's Chief Financial Officer. "Together, we service over 100,000 deposit accounts which will provide us additional opportunities in the future."

Ned Holmes, Chairman of the Board of Prosperity, said, "We have continued to look for opportunities to expand our presence within Houston and believe that this acquisition will provide significant value to our shareholders, our customers, our associates, and the communities we serve. Together, our combined organization will be able to offer our customers a broader and more sophisticated array of products and services, while continuing to provide the highest level of customer and community service."

Peter E. Fisher, President and Chief Executive Officer of Paradigm added, "We are excited and pleased to be joining forces with Prosperity. Local decision making, outstanding customer service

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and improved products and services make this merger a good fit for our customers, employees and shareholders. We look forward to joining the Prosperity team and building on their track record of customer focused products with local decision makers." Fisher will serve as Vice Chairman of the Board of Prosperity Bank upon consummation of the merger.

Following the merger, Prosperity will have forty (40) banking centers in Houston and the fifteen (15) surrounding counties with over $1.4 billion in deposits, approximately $650 million in loans and over $1.6 billion in assets. With the addition of Paradigm's loans, Prosperity's loan to deposit ratio will increase from 36.8 percent to approximately 46 percent.

Upon completion of the transaction, Prosperity will add Charles J. Howard M.D. and William H. Fagan M.D. as new Directors. Peter E. Fisher and Leah Huffmeister-Henderson will join the Board of Directors of Prosperity Bank.

Charles J. Howard, M.D. has served as Chairman of Paradigm Bancorporation since its inception in 1996 and was a founding director of Paradigm Bank Texas. He has been a director of the Vail Valley (Colorado) Medical Center since 1985 and served as chairman from 1992 thru 1996. Dr. Howard retired from the general practice of medicine in 1983. He is a licensed airline transport pilot and is an active investor in numerous aviation-related businesses, including the only fixed base operation in Aspen, Colorado. He was a founding member the Northwest Medical Center-Hospital, the Cypress-Fairbanks Medical Center-Hospital, and the Northeast Medical Center.

William H. Fagan, M.D. began his banking experience in 1965 when he joined the board of directors of Channelview State Bank, which later became Prime Bank. He served on the board until 1980, when he resigned to become an organizing director of Paradigm Bank Texas. Dr. Fagan became chairman of Paradigm Bank Texas in 1996. Dr. Fagan retired from the active practice of medicine in 1987. He was a co-founder of the Houston Northwest Medical Center-Hospital, the Northeast Medical Center, and the Cypress-Fairbanks Medical Center-Hospital. He served as Chairman of the Board of both the Northwest Medical Center and the Cypress-Fairbanks Medical Center.

Leah Huffmeister-Henderson has been a director of Paradigm Bancorporation and Paradigm Bank Texas since 1997. She is Senior Vice President of sales and business development for PULSE EFT Association in Houston where she has been employed for more than eleven years. Ms. Huffmeister-Henderson received her bachelor of business administration from Stephen F. Austin State University.

Peter E. Fisher joined Paradigm Bancorporation as president in 1997 and became chief executive officer in 1999. With the consolidation of Paradigm Bank Texas and Dayton State Bank, Mr. Fisher became president and chief executive officer of Paradigm Bank Texas in December of 2000. Prior to joining Paradigm, Mr. Fisher was president of Charter Bank Houston until it was sold to Bank of America. He then became executive vice president of American Bank where he also served on their board. Mr. Fisher is a licensed attorney in both Texas and Illinois. He is active in numerous charitable organizations and sits on the board of trustees of both the Gulf Coast Regional Blood Center and the Houston Community College Foundation.

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Strategic Rationale and Economics

   . Financially & strategically attractive
      . Quality management team
      . Increases pro forma capital
      . Market expansion opportunity for Prosperity Bank
      . Attractive core deposit franchise; provides platform for growth
      . Paradigm loan to deposit ratio of 73.5%
      . Paradigm efficiency ratio of 83.8% makes expense saves reasonable

   . Transaction Details

      . Share exchange ratio:              0.54329 shares of PRSP to each
                                           Paradigm common share
      . Cost Savings:                      18% of Paradigm expense base
      . Accounting Treatment:              Purchase Accounting
      . Expected closing:                  3Q 2002
      . Integration completion:            4Q 2002

   . Valuation    (using Prosperity's closing stock price on 5/1/02 of $32.09)

      . Price/book:                         2.29x
      . Price/tangible Book:                2.80x
      . Price to 2000 earnings:            18.56x
      . Price to 2001 earnings:            36.74x
      . Price to 2002 est. earnings:       20.91x
      . Price/assets                       15.97%
      . Deposit premium:                    9.95%


Acquisition of Texas Guaranty Bank, N.A.

On February 22, 2002, Prosperity announced the signing of a definitive agreement with American Bancorp of Oklahoma, Inc. to acquire its wholly-owned subsidiary, Texas Guaranty Bank, N.A., for $11.8 million in cash.

"Our previously announced acquisition of Texas Guaranty Bank and the integration of their three locations into our operations is progressing on schedule. We have received final regulatory approval and anticipate consummating the transaction within the next few weeks," added H. E. "Tim" Timanus, Jr., President and Chief Operating Officer of Prosperity Bank(SM)

Texas Guaranty Bank, N.A. operates three (3) offices in Houston, Texas, all of which will become full service banking centers of Prosperity Bank when the acquisition is completed. On December 31, 2001, Texas Guaranty Bank, N.A. reported total assets of $82.2 million, total deposits of $62.9 million and total loans of $59.7 million.

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Acquisition of The First State Bank

On April 26, 2002, Prosperity announced the signing of a definitive agreement to acquire The First State Bank, Needville Texas in a cash transaction. The proposed transaction is subject to certain conditions and approval by regulators.

The First State Bank operates one (1) office in Needville, Texas, which will be consolidated (upon completion of the transaction) with Prosperity Bank's full service banking center in Needville. On December 31, 2001, The First State Bank reported total assets of $17.8 million, total deposits of $15.4 million and total loans of $4.9 million.

Prosperity Bancshares, Inc.(SM), formed in 1983, is a $1.290 billion bank holding company headquartered in Houston, Texas. Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Trust and Investment Services, MasterMoney Debit Cards, and 24 hour voice response banking. The bank currently operates twenty-nine (29) full service banking locations in fourteen (14) contiguous counties including the Greater Houston Metropolitan Area. (Angleton, Bay City, Beeville, Clear Lake, Cleveland, Cuero, Cypress, East Bernard, Edna, El Campo, Fairfield, Goliad, Hitchcock, Houston - Bellaire, Houston - Downtown, Houston -Medical Center, Houston - Post Oak, Houston - River Oaks, Houston - Tanglewood, Houston - Waugh Drive, Liberty, Magnolia, Mathis, Needville, Palacios, Sweeny, Victoria, West Columbia, and Wharton.)

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts contain forward-looking information with respect to plans, projections or future performance of Prosperity Bancshares, Inc.(SM) and its subsidiaries. Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, may have been made in this document. Prosperity's results may differ materially from those in the forward-looking statements for a variety of reasons, including actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations; and weather. These factors are more fully described in Prosperity Bancshares, Inc.'s filings with the Securities and Exchange Commission.

In connection with the proposed merger, Prosperity will file a proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECRUITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Prosperity with the Securities and Exchange Commission at its website, http://www.sec.gov. Free copies of the proxy statement/prospectus, once available, and Prosperity's other filings with the Securities and Exchange Commission may also be obtained from Prosperity by contacting Investor Relations at (713) 693-9300.

Copies of Prosperity Bancshares, Inc.'s(SM) SEC filings may be downloaded from the Internet at no charge from FreeEDGAR, a real-time access to SEC filings site located at www.freeedgar.com.

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